Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration No. 333-188498

May 23, 2013

Venaxis, Inc.

10,000,000 Shares of Common Stock and

Warrants to Purchase up to 3,500,000 Shares of Common Stock

Issuer:	Venaxis, Inc.
Common stock offered by us:	10,000,000 shares of our common stock. Each share of common stock is being sold together with a warrant to purchase 0.35 of a share of common stock. The shares of common stock and warrants are immediately separable and will be issued separately in the offering.
Warrants offered by us:	Warrants to purchase up to 3,500,000 shares of our common stock. Each warrant will have an exercise price of $1.36 per share, will be exercisable upon issuance and will expire five years from the date of issuance.
Book entry:	The shares and warrants will be initially delivered in book-entry form.
Public offering price:	$1.24 per share of our common stock, $0.01 per warrant.
Underwriting discounts and commissions:	7.0%
Net proceeds:	We estimate that the net proceeds to us of the sale of the common stock and warrants that we are offering will be approximately $11.1 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the proceeds, if any, from the exercise of the warrants issued pursuant to this offering. If the underwriter exercises its over-allotment option in full, we estimate that the net proceeds to us, calculated on the same basis, will be approximately $12.9 million. We intend to use the net proceeds to us from this offering, together with our existing cash resources, for working capital and other general corporate purposes, including funding for further clinical development, seeking FDA clearance for APPY1, and for initial commercialization of APPY1 in the U.S. and the E.U.
Common stock to be outstanding after this offering:

19,954,380 shares of common stock, which is based on 9,954,380 shares outstanding as of May 22, 2013, and excludes:

• 1,226,899 shares of common stock issuable upon the exercise of outstanding options granted under our stock option plans at a weighted average exercise price of $8.94 per share;

• 597,004 shares of common stock issuable upon exercise of options granted outside of our stock option plans and warrants at a weighted average exercise price of $4.87 per share;

• 260,306 shares of common stock available for future issuance under our stock option plans;

• 3,500,000 shares of common stock issuable upon the exercise of the warrants offered by us in this offering; and

• 1,500,000 shares of common stock issuable upon the exercise of the underwriter’s over-allotment option and 525,000 shares of common stock issuable upon the exercise of the warrants issuable upon the exercise of the underwriter’s over-allotment option.

Listing:	The shares of common stock are listed on the NASDAQ Capital Market under the symbol “APPY.” We do not intend to list the warrants on the NASDAQ Capital Market, any other nationally recognized securities exchange or any other nationally recognized trading system.
Trade Date:	May 24, 2013
Settlement Date:	May 30, 2013
Underwriter:	Piper Jaffray & Co.

We have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents that we have filed with the SEC. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, via telephone at 800-747-3924 or email at prospectus@pjc.com.